February 24, 2021

Re: IdentifySensors Biologics Corp.

Post Qualification Amendment No. 2 to Offering Statement on Form 1-A

Filed December 4, 2020

File No. 024-11354

Dear Messrs. Gessert and McCann:

We are counsel to IdentifySensors Biologics Corp., a Delaware corporation (the “Company”), and have prepared this letter on behalf of the Company to address each of the comments set forth in the staff’s comment letter dated February 22, 2021. The Company has revised the Offering Circular on Form 1-A (File No. 024-11354) (the “Offering Circular”) in response to the aforementioned comment letter and is filing Post-Qualification Amendment No. 2 to the Offering Circular (“Amendment No. 2”) concurrently with this letter. Set forth below are the staff’s comments (in bold) and the Company’s respective responses. A copy of Amendment No. 2 marked to show all changes is attached hereto for your convenience.

Post Qualification Amendment to Offering Statement on Form 1-A filed January 26, 2021

Exhibit 11.1 – Consent of BF Borgers CPA PC, page III-1

1.	We note the Consent of BF Borgers CPA PC refers to Post-Qualification Amendment No. 4. We also note this is the first post-qualification amendment to your Offering Statement qualified December 22, 2020. Please file a revised consent that refers to the correct filing.

The Company has obtained an updated and corrected consent from BF Borgers CPA PC and it is filed as Exhibit 11.1 to the Amendment No. 2.

Main Office: 18818 Teller Ave., Suite 115, Irvine, CA 92612

New York Office: 45 Rockefeller Plaza, Suite 2000, New York, NY 10111

Tel: (917) 830-6517 / Fax: (917) 791-8877

Part III—Exhibits, page III-1

2.	Please amend your Exhibit Index and file as an exhibit the complete Broker Dealer Agreement, including Exhibit A and all other "exhibits and schedules" to the agreement. If the Dalmore Group is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We have filed the Broker-Dealer Agreement as Exhibit 6.12, including all exhibits and schedules. Attached hereto is a copy of the FINRA No Objection Letter regarding the compensation agreed with The Dalmore Group.

Sincerely,

/s/Christopher A. Wilson, Partner

Encl.	Post-Qualification Amendment No. 2 to Form 1-A
FINRA No Objection Letter

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INSERT Post-Qualification Amendment No. 2 to Form 1-A

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FINRA No Objection Letter

January 29, 2021

DALMORE GROUP LLC

525 Green Place

Woodmere, NY 11598

Attn: Oscar Seidel

Re: No Objections Letter

FINRA Filing ID: 2021-01-15-5340551

IdentifySensors Biologics Corp. CIK #: 0001817371

SEC Reg. #: 024-11354

Dear Sir/Madam:

In connection with the above-referenced ﬁling, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA's public offering ﬁling system.

This letter confirms that based on such information and documents, the Department raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

You should note that the Department also requires to be ﬁled on a timely basis for review: (1) any amendments to documents that impact the underwriting terms and arrangements, including an increase or decrease to the offering proceeds, (2) changes in the public offering price, and (3) a copy of the final prospectus. If such changes indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department's no objections decision.

The Department's decision to raise no objections is based on the information as presented to FINRA in connection with this offering and should not be deemed a precedent with respect to the fairness and reasonableness of the underwriting terms and arrangements of any other offering. Please be advised that, in raising no objections, FINRA has neither approved nor disapproved of the issuer's public offering and neither this letter nor any communication from FINRA should be construed or represented as FINRA approval. In addition, this letter does not constitute any approval or disapproval regarding the issuer that is the subject of the above-referenced submission, including the legality of such issuer's activities. This decision to raise no objections relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with any federal or state laws, or other regulatory or self-regulatory requirements.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.

Regards,

Tolulope Rotimi

Reviewer

Corporate Financing Department

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